EXHIBIT 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Presentation of the Q4 2016 results 15 February 2017 at 08:00 (CET)

Bergen, Norway, Feb. 03, 2017 (GLOBE NEWSWIRE) -- Marine Harvest ASA hereby invites you to the presentation of the results for the fourth quarter 2016 at Hotel Continental, Stortingsgaten 24/26, 0117 Oslo, Norway.

Please note that the quarterly report and presentation will be published at 06:30 CET.

The presentation will be held in English and will also be webcast. You have the opportunity to post questions online throughout the webcast session. The webcast will be available on http://www.marineharvest.com/investor/quarterly-material/

You are also invited to participate in an international conference call at 16:00 (CET) on the same day where you have the opportunity to ask questions to Marine Harvest's management. The participants can call in using the details below. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access

Conference Title:	MHG Q4 2016 International Conference call
Moderator Name:	Marine Harvest management
Company Name:	Marine Harvest ASA

Please dial-in using the relevant number below and the Conference ID Code.

Conference ID Code: 9683016

Location	Phone Type	Phone Number
Australia, Sydney	Local	+61 (0)2 9193 3706
Austria, Vienna	Local	+43 (0)2 68220 59203
Belgium, Brussels	Local	+32 (0)2 404 0659
Brazil, Sao Paulo	Local	+55 11 3181 4919
Canada, Montreal	Local	+1 514-223-0612
Canada, Toronto	Local	+1 416-642-5210
Chile	Tollfree/Freephone	123 0020 6714
China, Shanghai	Local	+86 (0)21 2069 0000
Czech Republic, Prague	Local	+420 225 439 753
Denmark, Copenhagen	Local	+45 35 15 80 49
Estonia, Tallinn	Local	+372 674 3050
Finland, Helsinki	Local	+358 (0)9 7479 0361
France, Paris	Local	+33 (0)1 76 77 22 74
Germany, Frankfurt	Local	+49 (0)69 2222 13420
Germany, Munich	Local	+49 (0)89 20303 5709
Greece, Athens	Local	+30 211 181 3807
Hong Kong	Tollfree/Freephone	800 961 105
Hungary, Budapest	Local	+36 1429 2226
India, Bangalore	Local	+91 (0)80 7127 9031
India, Mumbai	Local	+91 (0)22 6187 5133
Ireland, Dublin	Local	+353 (0)1 246 5638
Israel, Tel Aviv	Local	+972 3376 1315
Italy, Milan	Local	+39 02 3600 8019
Italy, Rome	Local	+39 06 8750 0723
Japan, Tokyo	Local	+81 (0)3 6897 0211
Korea, Republic of, Seoul	Local	+82 (0)2 3483 5431
Luxembourg, Luxembourg	Local	+352 2786 1395
Malaysia, Kuala Lumpur	Local	+60 (0)3 7724 4171
Netherlands, Amsterdam	Local	+31 (0) 20 721 9251
Norway, Oslo	Local	+47 2100 2610
Poland, Warsaw	Local	+48 (0)22 206 9996
Portugal, Lisbon	Local	+351 213 180 030
Russian Federation, Moscow	Local	+7 495 213 1767
Singapore, Singapore	Local	+65 6320 9025
South Africa, Johannesburg	Local	+27 11 844 6054
Spain, Madrid	Local	+34 91 114 7293
Sweden, Stockholm	Local	+46 (0)8 5033 6574
Switzerland, Geneva	Local	+41 (0)22 567 5729
Switzerland, Zurich	Local	+41 (0)44 580 7206
Taiwan, Province of China, Taipei	Local	+886 (0)2 8793 3223
United Kingdom, Local	Local	+44 (0)330 336 9105
United States, Colorado Springs	Local	+1 719-325-4759

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.